Exhibit 99.1

February 23, 2015

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers
Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory
Superintendent of Securities, Nunavut

RE: Turquoise Hill Resources Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 8, 2015
Record date for notice:	March 25, 2015
Record date for voting:	March 25, 2015
Beneficial ownership determination date:	March 25, 2015
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

Larry Calixtro

Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)